UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2026

MASTERWORKS VAULT 2, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12271

Delaware	93-1570482
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1 WORLD TRADE CENTER, 57TH FLOOR, NEW YORK, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 301 Class A Ordinary Shares, Series 302 Class A Ordinary Shares, Series 303 Class A Ordinary Shares, Series 304 Class A Ordinary Shares, Series 305 Class A Ordinary Shares, Series 306 Class A Ordinary Shares, Series 307 Class A Ordinary Shares, Series 308 Class A Ordinary Shares, Series 310 Class A Ordinary Shares, Series 311 Class A Ordinary Shares, Series 312 Class A Ordinary Shares, Series 313 Class A Ordinary Shares, Series 314 Class A Ordinary Shares, Series 317 Class A Ordinary Shares, Series 321 Class A Ordinary Shares, Series 324 Class A Ordinary Shares, Series 328 Class A Ordinary Shares, Series 331 Class A Ordinary Shares, Series 333 Class A Ordinary Shares, Series 335 Class A Ordinary Shares, Series 341 Class A Ordinary Shares, Series 342 Class A Ordinary Shares, Series 347 Class A Ordinary Shares, Series 364 Class A Ordinary Shares, Series 378 Class A Ordinary Shares, Series 379 Class A Ordinary Shares, Series 382 Class A Ordinary Shares, Series 394 Class A Ordinary Shares, Series 397 Class A Ordinary Shares, Series 399 Class A Ordinary Shares, Series 402 Class A Ordinary Shares, Series 406 Class A Ordinary Shares, Series 408 Class A Ordinary Shares, Series 409 Class A Ordinary Shares, Series 410 Class A Ordinary Shares, Series 461 Class A Ordinary Shares, Series 495 Class A Ordinary Shares, Series 499 Class A Ordinary Shares, Series 504 Class A Ordinary Shares, Series 505 Class A Ordinary Shares, Series 509 Class A Ordinary Shares, Series 514 Class A Ordinary Shares, Series 515 Class A Ordinary Shares, Series 528 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks Vault 2, LLC, a Delaware series limited liability company and, as the context requires, the series of the Company and the segregated portfolios of Masterworks Cayman, SPC that holds title to the Artwork of each series, individually or collectively. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware series limited liability company formed on May 24, 2023 to facilitate investment in distinct artworks (each, an “Artwork” and collectively, the “Artworks”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended (each an “Offering” and, collectively, “Offerings”). The Class A shares of each series represent ordinary membership interests in such series (“Class A shares”) and an investment solely in a particular series and, thus, indirectly in the Artwork beneficially owned by that series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

On or about June 9, 2023, the Company commenced accepting subscriptions for one or more Offerings. As of June 30, 2026, aggregate subscriptions of $57,185,860 had been accepted by the Company and closed upon, resulting in the issuance of an aggregate of 2,859,293 Class A ordinary shares of various series at $20.00 per share. All of the proceeds from each Offering are used to pay, directly or indirectly, for the acquisition of Artwork, and to pay an expense allocation to Masterworks.

2

During all relevant times following the initial closing of each Offering, each series holds title to the specific Artwork that it acquires in a segregated portfolio of Masterworks Cayman, SPC, or “Masterworks Cayman”, a Cayman Islands segregated portfolio company. A segregated portfolio company registered under the Cayman Islands Companies Law is a single entity which may establish internal segregated portfolios. Each series owns 100% of the ordinary share capital of the applicable segregated portfolio, and such segregated portfolio will be treated as a subsidiary of the applicable series for financial reporting purposes. As of June 30, 2026, no series of the Company or any segregated portfolio of Masterworks Cayman beneficially owns any material assets other than cash and/or the single Artwork associated with such series or has any indebtedness or commercial obligations following the final closing of such series offering other than obligations arising pursuant to a management services agreement with Masterworks and potential contractual obligations associated with an eventual sale of the Artwork of a series.

Pursuant to a management services agreement by and between the Company, on behalf of each applicable series, Masterworks Cayman, on behalf of each applicable segregated portfolio, and the Administrator (the “Services Agreement”), Masterworks manages all of our administrative services and funds all ordinary and necessary costs and expenses to maintain the Artwork of each series in exchange for preferred equity interests in each segregated portfolio of Masterworks Cayman (“SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman outstanding, per annum. The SPC Preferred share issuances are made quarterly in arrears and there is no overall limit to the number of SPC Preferred shares that may be issued to Masterworks. Masterworks will be entitled to receive $20.00 per SPC Preferred share in preference to distributions to holders of Class A shares. Each series of the Company or segregated portfolio of Masterworks Cayman, as applicable, will remain obligated to reimburse the Administrator for any extraordinary or non-routine costs, payments and expenses, if any, in cash from the proceeds of a sale of the Artwork of such series, and Masterworks may also charge additional transactional fees upon a private sale of Artwork in certain circumstances.

In addition, a one-time expense allocation payment to Masterworks by each series from the proceeds of a series offering is intended to be reasonable compensation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No such charges or expenses are otherwise invoiced to the Company.

Other than activities related to each series offering and the acquisition and maintenance of the Artworks, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork of each series in a manner designed to enhance its provenance and increase its exposure and its value.

We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Artwork of a series. We are totally reliant on Masterworks to maintain the Artwork and administer our business. Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the Services Agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

Operating Results

Our operating results for any particular series for any fiscal period following the closing date on which the applicable series offering is fully subscribed will only reflect the management services fee, which includes all ordinary and necessary operating expenses, and any extraordinary or non-recurring items for which we are responsible. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork of a series. Operating results for a particular series for any fiscal period may also be affected by changes in the fair value of the Artwork of such series, since the services fee payable to Masterworks in the form of SPC Preferred shares is recognized at the time the SPC Preferred shares are issued, measured using the net asset value of the applicable segregated portfolio effective as of the quarter-end for which the fee is due and payable.

During the periods presented in the unaudited Consolidated Financial Statements included in this Report, neither the Company nor any series was responsible for any extraordinary or non-recurring expenses.

3

Contingent Liabilities

Neither the Company nor any series had any contingent liabilities as of June 30, 2026.

Income Taxes

The Company is treated as a single partnership for U.S. federal income tax purposes and files one partnership return covering all of its series. The series are not separate taxpayers and do not file separately.

Because the economic arrangement differs from series to series, the partnership uses special allocations to attribute the income, gain, loss and deduction of each series to the members of that series. Each member is allocated its pro rata share of the results of the series in which it holds shares, after giving effect to the distribution waterfall of that series, including the entitlements of the Class B shares and of any Class A preferred shares. The allocations are made so that each member’s share of taxable income or loss follows the economic arrangement set out in the operating agreement.

As a partnership, the Company generally is not subject to U.S. federal income tax. Each member that is subject to U.S. tax takes into account its allocated share, whether or not distributed, and reports it on its own return. Taxable income or loss allocated to a member may differ significantly from the income or loss reported for that series in these financial statements. Accordingly, no provision for income taxes is reflected in these financial statements.

Liquidity and Capital Resources of the Administrator

We do not maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our Company and the business of each series in accordance with the Services Agreement. The table below summarizes selected unaudited balance sheet information of the Administrator as of June 30, 2026 and as of December 31, 2025, respectively:

	June 30, 2026	December 31, 2025
Assets
Cash, cash equivalents and restricted cash	$1,744,208	$3,507,005
Receivables	5,059,806	11,463
Prepaid expenses and other current assets	804,975	804,795
Total current assets	7,608,989	4,323,263
Investments in securities from affiliates	19,649,229	25,425,229
Property and equipment, net	267,696	364,415
Other assets	2,478,357	3,104,237
Total assets	$30,004,271	$33,217,144
Liabilities
Other current liabilities	$1,109,370	$1,124,383
Current portion of operating lease liability	1,255,003	1,227,927
Total current liabilities	2,364,373	2,352,310
Operating lease liability, net of current portion	539,292	1,173,636
Total liabilities	2,903,665	3,525,946
Member’s Equity	$27,100,606	$29,691,198
Total Member’s equity	$27,100,606	$29,691,198

We believe the Administrator has sufficient sources of current and future liquidity to satisfy its obligations under the Services Agreement for the foreseeable future. We do not believe the Company will need to raise any additional funds through the issuance and sale of securities for any series that has completed an offering in the foreseeable future, excluding management fee shares, and we are not permitted to do so under our operating agreement without prior approval of holders of the Class A ordinary shares of such series.

Masterworks, including the Administrator, has experienced considerable growth since inception in 2017, which has been funded primarily through borrowings from Scott W. Lynn, the Founder of Masterworks, equity contributions of approximately $110 million from private investors in October 2021. Masterworks earns the vast majority of its management fees and obtains profits interests in the form of equity interests in issuers sponsored on the Masterworks Platform and periodically sells these equity interests for cash consideration. Typically, preferred equity interests earned are converted to ordinary equity interests prior to sale. Masterworks has generated operating losses and negative cash flows from operations since 2022.

4

The Administrator earns fees in the form of SPC Preferred shares. Once earned the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1, which effectively results in dilution of other Class A shareholders of 1.5% per annum. The direct incremental costs incurred by the Administrator to satisfy its obligations under the Services Agreement are expected to be less than its revenues.

The Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the Company’s and each series operations until the sale of the Artwork of each series. The costs incurred by the Administrator to satisfy its obligations under the Services Agreement and similar agreements for other issuers are expected to be less than its cash inflows, though such cash inflows may be insufficient to fund the Administrator’s operations and growth initiatives. Masterworks intends to fund its ongoing operations and future growth through the sale of management fee shares, together with other revenues generated by Masterworks, and may seek additional sources of third-party financing.

The Administrator conducts other business activities, including the management of other entities similar to the Company and expects that the Administrator’s cash inflows will consistently exceed its costs in future fiscal periods. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, we intend to own the Artwork of each series for an indefinite period, although we will evaluate any reasonable third party offers to acquire the Artwork of a series following the offering conducted by the series. Sales of Artwork by Masterworks affiliates, including the Company, have been slower than anticipated due primarily to weak macro conditions in the art market during recent fiscal periods.

Recent Developments in the Art Market

The global art market entered a recovery cycle in 2025 following a prolonged downturn, and that recovery extended through the first half of 2026. At the three major auction houses, Christie’s, Sotheby’s and Phillips, combined fine art auction sales rose 14.7% to $7.04 billion in 2025, and rose 81.9% year-over-year to $5.22 billion in the first half of 2026, the strongest first-half result since 2022. This followed a significant contraction in 2024, when fine art auction sales at the three houses declined 26.0% to $6.14 billion. While the global art market is large, its exact size is unknown and statistical data is inconsistent, and the auction figures in this section cover only the three houses named above.

Single-owner collections appear to have been a large driver of the recovery. They accounted for $2.17 billion of sales in the first half of 2026, or roughly 32% of total auction value across all collectible categories at the three houses. New York contributed $1.41 billion of that, up from approximately $525 million a year earlier, and London $568 million. Two collections accounted for 45% of that total: Christie’s Masterpieces: The Private Collection of S.I. Newhouse, which realized $630.8 million, and Sotheby’s Masterpieces from the Lewis Collection, at $346.5 million in London in June. Fine art sales for the period were up 82.6% at Christie’s, 87.2% at Sotheby’s, and 37.7% at Phillips.

Impressionist and Modern art has led the recovery in both periods, rising 31.4% in 2025 and a further 133.4% in the first half of 2026 to $2.31 billion. Much of that increase came from a small number of works, including Gustav Klimt’s Bildnis Elisabeth Lederer, which sold for $236.4 million. The number of lots sold in the category fell by a third in 2025 even as its value rose. Post-War and Contemporary art, the category most relevant to the Company’s portfolio, was more subdued in 2025, easing 2.6% to $2.84 billion, though it remained the largest fine art category at auction in that year. It recovered in the first half of 2026, rising 56.9% to $1.92 billion, although Impressionist and Modern art was the larger category in that period.

The market for works by women artists strengthened in the first quarter of 2026. Auction sales of works by women artists at the three major houses totaled $105.5 million in that quarter, an increase of 58.7% year-over-year and the first opening quarter above $100 million since at least 2018. This followed a weaker 2025, in which sales by women artists declined 6.7% to approximately $502 million. The highest price paid for a work by a woman artist in 2025 was $54.7 million, for Frida Kahlo’s El sueño (La cama) at Sotheby’s New York in November. Women artists accounted for approximately 20% of artists selling at auction in 2025.

Based on a repeat-sales index of historical art market prices computed on a value-weighted basis and focused on the Post-War & Contemporary Art category, as developed by Masterworks, the Post-War & Contemporary Art category has exhibited price appreciation at an estimated annualized rate of 10.07% from 1995 to 2026, versus 10.53% for the S&P 500 Index on a total return basis, with a correlation factor of 0.01 on quarterly returns. Art market transaction volume has also shown resilience through periods of financial stress, such as 2001-2, 2008-9 and 2020. We believe these characteristics present the investment case for art as a possible risk diversifier.

Looking ahead through the balance of 2026, indicators of market participation have continued to improve. The sell-through rate across the three houses reached 91.3% in the first half of 2026, surpassing 90% for the first time in a first-half auction season, with 131 white-glove sales. Lots sold rose 4.6% to 54,869.

We expect the autumn 2026 auction season to be an important test of the durability of the current cycle. Market participants do not uniformly expect the first half’s pace to continue: a majority of market experts surveyed by ArtTactic in March 2026 anticipated that the auction market would consolidate around current levels over the coming months rather than sustain first-half growth rates.

Geopolitical and economic uncertainty, together with the effects of cross-border trade policy, remain risks to demand. Some categories of art have retained a special status under current trade regulations, which has left the market relatively insulated from direct tariff costs, but policy volatility has increased the administrative burden and cost of cross-border transactions and has weighed on buyer and seller confidence. In a survey conducted at the end of 2025, 80% of mid-tier auction houses reported that tariffs and cross-border trade barriers had negatively affected their business during the year; none reported a positive effect.

Through the first half of 2026, art market transaction volumes and sell-through rates have improved relative to prior periods, which has increased near-term opportunities for artwork sales across the Masterworks platform and, by extension, capital formation for new Masterworks offerings. The Company did not complete a sale of the Artwork of any series during the six months ended June 30, 2026, and accordingly made no distributions to holders of Class A ordinary shares. We expect market conditions to continue to support exit opportunities through the balance of 2026. The Company continues to exercise flexibility in timing sales based on market conditions, and intends to hold the Artwork of each series for an indefinite period while evaluating reasonable third-party offers. For the Administrator, increased realized sales have increased cash flows from profit participation, while management fee accruals continue as designed. We are not otherwise aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations.

Commitments from Affiliates to Fund Operations

We have a written agreement with the Administrator to fund our operations and costs to maintain the Artwork of each series until we sell the Artwork or the earlier termination of the Services Agreement.

Masterworks, LLC, the parent of the Administrator, is party to a revolving senior secured promissory note with Lynn Family Trust 001, an entity affiliated with Scott W. Lynn, the Company’s Chief Executive Officer and Chief Financial Officer. The note provides for borrowings of up to $7,000,000. No amount was outstanding as of the date of this Report. The facility remains available to be drawn through the end of its term on June 17, 2027. The Company is not a borrower under, and has no obligation in respect of, the note.

Item 2. Other Information

None.

5

Item 3. Consolidated Financial Statements

MASTERWORKS Vault 2, LLC

Consolidated Financial Statements

As of June 30, 2026 and December 31, 2025 and

For the Periods January 1, 2026 Through June 30, 2026

and January 1, 2025 Through June 30, 2025

F-1

Consolidated Balance Sheet

As of June 30, 2026

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306	Series 307	Series 308	Series 310	Series 311	Series 312
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$130	$130	$130	$130	$2,130	$-	$130	$130	$130	$130
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	130	130	130	130	2,130	-	130	130	130	130
Artwork	702,000	555,000	194,000	702,000	278,000	336,000	-	2,448,000	860,000	3,552,000	1,734,000
Total Assets	$702,130	$555,130	$194,130	$702,130	$278,130	$338,130	$-	$2,448,130	$860,130	$3,552,130	$1,734,130

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	702,130	555,130	194,130	702,130	278,130	338,130	-	2,448,130	860,130	3,552,130	1,734,130
Noncontrolling interests in consolidated subsidiary	30,280	19,900	8,240	10,700	11,880	14,640	-	77,040	36,780	73,827	39,500
Members’ Equity	671,850	535,230	185,890	691,430	266,250	323,490	-	2,371,090	823,350	3,478,303	1,694,630

Total Liabilities And Members’ Equity	$702,130	$555,130	$194,130	$702,130	$278,130	$338,130	$-	$2,448,130	$860,130	$3,552,130	$1,734,130

F-2

Consolidated Balance Sheet

As of June 30, 2026

	Series 313	Series 314	Series 317	Series 321	Series 324	Series 328	Series 331	Series 333	Series 335	Series 341	Series 342
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$130	$130	$130	$130	$130	$130	$130	$130	$120	$130
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	130	130	130	130	130	130	130	130	120	130
Artwork	531,000	1,947,000	1,110,000	416,000	2,442,000	1,138,000	4,218,000	558,000	477,000	4,440,000	860,000
Total Assets	$531,130	$1,947,130	$1,110,130	$416,130	$2,442,130	$1,138,130	$4,218,130	$558,130	$477,130	$4,440,120	$860,130

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	531,130	1,947,130	1,110,130	416,130	2,442,130	1,138,130	4,218,130	558,130	477,130	4,440,120	860,130
Noncontrolling interests in consolidated subsidiary	22,652	67,108	47,600	20,398	82,860	39,758	127,901	20,980	19,133	122,782	30,420
Members’ Equity	508,478	1,880,022	1,062,530	395,732	2,359,270	1,098,372	4,090,229	537,150	457,997	4,317,338	829,710

Total Liabilities And Members’ Equity	$531,130	$1,947,130	$1,110,130	$416,130	$2,442,130	$1,138,130	$4,218,130	$558,130	$477,130	$4,440,120	$860,130

F-3

Consolidated Balance Sheet

As of June 30, 2026

	Series 347	Series 364	Series 378	Series 379	Series 382	Series 394	Series 397	Series 399	Series 402	Series 406	Series 408
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$110	$130	$120	$130	$120	$130	$120	$120	$120	$120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	110	130	120	130	120	130	120	120	120	120
Artwork	317,000	1,221,000	1,055,000	599,000	1,761,000	599,000	3,996,000	898,000	1,554,000	1,373,000	3,608,000
Total Assets	$317,130	$1,221,110	$1,055,130	$599,120	$1,761,130	$599,120	$3,996,130	$898,120	$1,554,120	$1,373,120	$3,608,120

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	317,130	1,221,110	1,055,130	599,120	1,761,130	599,120	3,996,130	898,120	1,554,120	1,373,120	3,608,120
Noncontrolling interests in consolidated subsidiary	13,013	15,700	36,660	18,960	56,300	21,440	120,600	13,800	27,329	36,400	100,720
Members’ Equity	304,117	1,205,410	1,018,470	580,160	1,704,830	577,680	3,875,530	884,320	1,526,791	1,336,720	3,507,400

Total Liabilities And Members’ Equity	$317,130	$1,221,110	$1,055,130	$599,120	$1,761,130	$599,120	$3,996,130	$898,120	$1,554,120	$1,373,120	$3,608,120

F-4

Consolidated Balance Sheet

As of June 30, 2026

	Series 409	Series 410	Series 461	Series 495	Series 499	Series 504	Series 505	Series 509	Series 514	Series 515	Series 528	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	$120	$110	$110	$110	$110	$110	$23,900	$1,900	$7,540	$1,310,780	$1,350,981
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	120	110	110	110	110	110	23,900	1,900	7,540	1,310,780	1,350,981
Artwork	643,000	3,189,000	2,109,000	450,000	611,000	624,000	157,000	999,000	735,000	707,000	-	56,703,000
Total Assets	$643,120	$3,189,120	$2,109,110	$450,110	$611,110	$624,110	$157,110	$1,022,900	$736,900	$714,540	$1,310,780	$58,053,981

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$23,800	$1,800	$7,440	$1,310,780	$1,343,821
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	240	39,280	27,980	8,640	-	76,140
Total Current Liabilities	-	-	-	-	-	-	240	63,080	29,780	16,080	1,310,780	1,419,961
Total Liabilities	-	-	-	-	-	-	240	63,080	29,780	16,080	1,310,780	1,419,961

Members’ Equity:
Total Members’ Equity	643,120	3,189,120	2,109,110	450,110	611,110	624,110	156,870	959,820	707,120	698,460	-	56,634,020
Noncontrolling interests in consolidated subsidiary	22,660	75,460	42,440	3,360	6,280	6,762	1,100	1,940	360	2,780	-	1,548,442
Members’ Equity	620,460	3,113,660	2,066,670	446,750	604,830	617,348	155,770	957,880	706,760	695,680	-	55,085,578

Total Liabilities And Members’ Equity	$643,120	$3,189,120	$2,109,110	$450,110	$611,110	$624,110	$157,110	$1,022,900	$736,900	$714,540	$1,310,780	$58,053,981

F-5

Consolidated Balance Sheet

As of December 31, 2025

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306	Series 307	Series 308	Series 310	Series 311	Series 312
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$130	$130	$130	$130	$2,130	$19,460	$130	$130	$130	$130
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	130	130	130	130	2,130	19,460	130	130	130	130
Artwork	702,000	555,000	194,000	702,000	278,000	336,000	-	2,448,000	860,000	3,552,000	1,734,000
Total Assets	$702,130	$555,130	$194,130	$702,130	$278,130	$338,130	$19,460	$2,448,130	$860,130	$3,552,130	$1,734,130

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	702,130	555,130	194,130	702,130	278,130	338,130	19,460	2,448,130	860,130	3,552,130	1,734,130
Noncontrolling interests in consolidated subsidiary	25,880	16,040	6,960	5,300	10,100	12,480	19,519	80,280	31,240	55,737	26,300
Members’ Equity	676,250	539,090	187,170	696,830	268,030	325,650	(59)	2,367,850	828,890	3,496,393	1,707,830

Total Liabilities And Members’ Equity	$702,130	$555,130	$194,130	$702,130	$278,130	$338,130	$19,460	$2,448,130	$860,130	$3,552,130	$1,734,130

F-6

Consolidated Balance Sheet

As of December 31, 2025

	Series 313	Series 314	Series 317	Series 321	Series 324	Series 328	Series 331	Series 333	Series 335	Series 341	Series 342
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$130	$130	$130	$130	$130	$130	$130	$130	$120	$130
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	130	130	130	130	130	130	130	130	120	130
Artwork	531,000	1,947,000	1,110,000	416,000	2,442,000	1,138,000	4,218,000	558,000	477,000	4,440,000	860,000
Total Assets	$531,130	$1,947,130	$1,110,130	$416,130	$2,442,130	$1,138,130	$4,218,130	$558,130	$477,130	$4,440,120	$860,130

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	531,130	1,947,130	1,110,130	416,130	2,442,130	1,138,130	4,218,130	558,130	477,130	4,440,120	860,130
Noncontrolling interests in consolidated subsidiary	18,824	72,397	40,700	17,064	90,100	41,193	129,321	17,200	15,933	96,452	24,520
Members’ Equity	512,306	1,874,733	1,069,430	399,066	2,352,030	1,096,937	4,088,809	540,930	461,197	4,343,668	835,610

Total Liabilities And Members’ Equity	$531,130	$1,947,130	$1,110,130	$416,130	$2,442,130	$1,138,130	$4,218,130	$558,130	$477,130	$4,440,120	$860,130

F-7

Consolidated Balance Sheet

As of December 31, 2025

	Series 347	Series 364	Series 378	Series 379	Series 382	Series 394	Series 397	Series 399	Series 402	Series 406	Series 408
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$1,110	$130	$120	$130	$120	$130	$120	$120	$120	$120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	1,110	130	120	130	120	130	120	120	120	120
Artwork	317,000	1,221,000	1,055,000	599,000	1,761,000	599,000	3,996,000	898,000	1,554,000	1,373,000	3,608,000
Total Assets	$317,130	$1,222,110	$1,055,130	$599,120	$1,761,130	$599,120	$3,996,130	$898,120	$1,554,120	$1,373,120	$3,608,120

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$1,000	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	9,120	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	10,120	-	-	-	-	-	-	-	-	-
Total Liabilities	-	10,120	-	-	-	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	317,130	1,211,990	1,055,130	599,120	1,761,130	599,120	3,996,130	898,120	1,554,120	1,373,120	3,608,120
Noncontrolling interests in consolidated subsidiary	10,874	6,580	29,280	14,680	59,100	17,220	122,800	6,840	13,568	26,020	97,960
Members’ Equity	306,256	1,205,410	1,025,850	584,440	1,702,030	581,900	3,873,330	891,280	1,540,552	1,347,100	3,510,160

Total Liabilities And Members’ Equity	$317,130	$1,222,110	$1,055,130	$599,120	$1,761,130	$599,120	$3,996,130	$898,120	$1,554,120	$1,373,120	$3,608,120

F-8

Consolidated Balance Sheet

As of December 31, 2025

	Series 409	Series 410	Series 461	Series 495	Series 499	Series 504	Series 505	Series 509	Series 514	Series 515	Series 528	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	$120	$110	$110	$110	$110	$110	$388,220	$128,140	$376,640	$-	$920,320
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	120	110	110	110	110	110	388,220	128,140	376,640	-	920,320
Artwork	643,000	3,189,000	2,109,000	450,000	611,000	624,000	157,000	-	-	-	-	54,262,000
Total Assets	$643,120	$3,189,120	$2,109,110	$450,110	$611,110	$624,110	$157,110	$388,220	$128,140	$376,640	$-	$55,182,320

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$388,120	$128,040	$376,540	$-	$893,701
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	3,520	21,560	12,060	22,700	8,760	-	-	-	-	77,720
Total Current Liabilities	-	-	3,520	21,560	12,060	22,700	8,760	388,120	128,040	376,540	-	971,421
Total Liabilities	-	-	3,520	21,560	12,060	22,700	8,760	388,120	128,040	376,540	-	971,421

Members’ Equity:
Total Members’ Equity	643,120	3,189,120	2,105,590	428,550	599,050	601,410	148,350	100	100	100	-	54,210,900
Noncontrolling interests in consolidated subsidiary	18,220	64,620	26,480	-	1,720	1,960	-	-	-	-	-	1,371,462
Members’ Equity	624,900	3,124,500	2,079,110	428,550	597,330	599,450	148,350	100	100	100	-	52,839,438

Total Liabilities And Members’ Equity	$643,120	$3,189,120	$2,109,110	$450,110	$611,110	$624,110	$157,110	$388,220	$128,140	$376,640	$-	$55,182,320

F-9

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306	Series 307	Series 308	Series 310	Series 311	Series 312
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	5,400	4,320	1,560	5,400	2,160	2,640	-	18,960	6,720	27,552	13,200
Total Expenses	5,400	4,320	1,560	5,400	2,160	2,640	-	18,960	6,720	27,552	13,200
Net Income/(Loss)	$(5,400)	$(4,320)	$(1,560)	$(5,400)	$(2,160)	$(2,640)	$-	$(18,960)	$(6,720)	$(27,552)	$(13,200)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$-	$(0.15)	$(0.15)	$(0.15)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	36,552	28,678	10,094	36,217	14,468	17,601	-	126,968	44,758	183,224	88,623
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	-	1,000	1,000	1,000	1,000

F-10

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 313	Series 314	Series 317	Series 321	Series 324	Series 328	Series 331	Series 333	Series 335	Series 341	Series 342
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	4,507	15,611	8,640	3,934	18,960	10,165	32,820	4,320	3,720	44,063	6,600
Total Expenses	4,507	15,611	8,640	3,934	18,960	10,165	32,820	4,320	3,720	44,063	6,600
Net Income/(Loss)	$(4,507)	$(15,611)	$(8,640)	$(3,934)	$(18,960)	$(10,165)	$(32,820)	$(4,320)	$(3,720)	$(44,063)	$(6,600)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.16)	$(0.15)	$(0.15)	$(0.18)	$(0.15)	$(0.17)	$(0.15)	$(0.15)	$(0.15)	$(0.19)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	27,597	101,435	57,788	21,664	127,159	59,203	218,256	28,886	24,774	227,471	44,419
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-11

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 347	Series 364	Series 378	Series 379	Series 382	Series 394	Series 397	Series 399	Series 402	Series 406	Series 408
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	2,519	9,120	8,160	4,560	13,680	4,680	30,840	6,960	13,761	10,440	27,840
Total Expenses	2,519	9,120	8,160	4,560	13,680	4,680	30,840	6,960	13,761	10,440	27,840
Net Income/(Loss)	$(2,519)	$(9,120)	$(8,160)	$(4,560)	$(13,680)	$(4,680)	$(30,840)	$(6,960)	$(13,761)	$(10,440)	$(27,840)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.17)	$(0.15)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	16,457	61,567	54,453	30,817	91,404	30,948	206,842	46,323	80,178	70,256	186,112
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-12

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 409	Series 410	Series 461	Series 495	Series 499	Series 504	Series 505	Series 509	Series 514	Series 515	Series 528	Consolidated
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	4,920	24,480	15,960	3,360	4,560	4,802	1,100	1,940	360	2,780	-	438,074
Total Expenses	4,920	24,480	15,960	3,360	4,560	4,802	1,100	1,940	360	2,780	-	438,074
Net Income/(Loss)	$(4,920)	$(24,480)	$(15,960)	$(3,360)	$(4,560)	$(4,802)	$(1,100)	$(1,940)	$(360)	$(2,780)	$-	$(438,074)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.14)	$(0.06)	$(0.02)	$(0.10)	$-	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	33,205	164,071	107,220	22,387	30,674	31,418	7,805	34,875	21,947	29,126	-	2,883,919
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	-	42,000

F-13

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306	Series 307	Series 308	Series 310	Series 311	Series 312
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	5,400	4,200	1,440	5,280	2,160	2,640	4,492	18,720	6,600	27,000	12,960
Total Expenses	5,400	4,200	1,440	5,280	2,160	2,640	4,492	18,720	6,600	27,000	12,960
Net Income/(Loss)	$(5,400)	$(4,200)	$(1,440)	$(5,280)	$(2,160)	$(2,640)	$(4,492)	$(18,720)	$(6,600)	$(27,000)	$(12,960)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.14)	$(0.15)	$(0.15)	$(0.15)	$(0.16)	$(0.15)	$(0.15)	$(0.15)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	36,012	28,255	9,946	35,685	14,252	17,337	28,545	125,089	44,095	180,513	86,683
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-14

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 313	Series 314	Series 317	Series 321	Series 324	Series 328	Series 331	Series 333	Series 335	Series 341	Series 342
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	4,113	14,887	8,520	3,984	18,720	8,953	32,723	4,200	3,667	42,503	6,480
Total Expenses	4,113	14,887	8,520	3,984	18,720	8,953	32,723	4,200	3,667	42,503	6,480
Net Income/(Loss)	$(4,113)	$(14,887)	$(8,520)	$(3,984)	$(18,720)	$(8,953)	$(32,723)	$(4,200)	$(3,667)	$(42,503)	$(6,480)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$(0.19)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.19)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	27,189	99,940	56,932	21,340	125,280	58,323	215,026	28,463	24,410	224,109	43,767
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-15

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 347	Series 364	Series 378	Series 379	Series 382	Series 394	Series 397	Series 399	Series 402	Series 406	Series 408
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	2,400	-	8,040	4,560	13,440	4,560	30,480	6,840	12,463	10,320	27,360
Total Expenses	2,400	-	8,040	4,560	13,440	4,560	30,480	6,840	12,463	10,320	27,360
Net Income/(Loss)	$(2,400)	$-	$(8,040)	$(4,560)	$(13,440)	$(4,560)	$(30,480)	$(6,840)	$(12,463)	$(10,320)	$(27,360)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$-	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.16)	$(0.15)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	16,217	32,372	53,645	30,361	90,053	30,488	203,783	45,636	78,995	69,221	183,362
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-16

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 409	Series 410	Series 461	Series 495	Series 499	Series 504	Series 505	Series 509	Series 514	Series 515	Series 528	Consolidated
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	4,920	24,120	10,640	-	-	-	-	-	-	-	-	399,783
Total Expenses	4,920	24,120	10,640	-	-	-	-	-	-	-	-	399,783
Net Income/(Loss)	$(4,920)	$(24,120)	$(10,640)	$-	$-	$-	$-	$-	$-	$-	$-	$(399,783)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$-	$-	$-	$-	$-	$-	$-	$-	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	32,713	161,648	70,313	-	-	-	-	-	-	-	-	2,630,000
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	-	-	-	-	-	-	-	-	36,000

F-17

Consolidated Statement of Members’ Equity

(Unaudited)

Series 301
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	35,100	$686,940	1,000	$100	$687,040	754	$15,080	$702,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	270	5,400	5,400
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,400)	-	-	(5,400)	-	-	(5,400)
Balance at June 30, 2025	35,100	$681,540	1,000	$100	$681,640	1,024	$20,480	$702,120

Balance at January 1, 2026	35,100	$676,150	1,000	$100	$676,250	1,294	$25,880	$702,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	270	5,400	5,400
Shares exchanged	50	1,000	-	-	1,000	(50)	(1,000)	-
Net income/(loss)	-	(5,400)	-	-	(5,400)	-	-	(5,400)
Balance at June 30, 2026	35,150	$671,750	1,000	$100	$671,850	1,514	$30,280	$702,130

Series 302
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	27,750	$547,380	1,000	$100	$547,480	382	$7,640	$555,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,200	4,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,200)	-	-	(4,200)	-	-	(4,200)
Balance at June 30, 2025	27,750	$543,180	1,000	$100	$543,280	592	$11,840	$555,120

Balance at January 1, 2026	27,750	$538,990	1,000	$100	$539,090	802	$16,040	$555,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	216	4,320	4,320
Shares exchanged	23	460	-	-	460	(23)	(460)	-
Net income/(loss)	-	(4,320)	-	-	(4,320)	-	-	(4,320)
Balance at June 30, 2026	27,773	$535,130	1,000	$100	$535,230	995	$19,900	$555,130

F-18

Series 303
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	9,700	$189,940	1,000	$100	$190,040	204	$4,080	$194,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	72	1,440	1,440
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,440)	-	-	(1,440)	-	-	(1,440)
Balance at June 30, 2025	9,700	$188,500	1,000	$100	$188,600	276	$5,520	$194,120

Balance at January 1, 2026	9,700	$187,070	1,000	$100	$187,170	348	$6,960	$194,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	78	1,560	1,560
Shares exchanged	14	280	-	-	280	(14)	(280)	-
Net income/(loss)	-	(1,560)	-	-	(1,560)	-	-	(1,560)
Balance at June 30, 2026	9,714	$185,790	1,000	$100	$185,890	412	$8,240	$194,130

Series 304
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	35,100	$693,400	1,000	$100	$693,500	431	$8,620	$702,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	264	5,280	5,280
Shares exchanged	431	8,620	-	-	8,620	(431)	(8,620)	-
Net income/(loss)	-	(5,280)	-	-	(5,280)	-	-	(5,280)
Balance at June 30, 2025	35,531	$696,740	1,000	$100	$696,840	264	$5,280	$702,120

Balance at January 1, 2026	35,794	$696,730	1,000	$100	$696,830	265	$5,300	$702,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	270	5,400	5,400
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,400)	-	-	(5,400)	-	-	(5,400)
Balance at June 30, 2026	35,794	$691,330	1,000	$100	$691,430	535	$10,700	$702,130

F-19

Series 305
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	13,900	$272,240	1,000	$100	$272,340	289	$5,780	$278,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	108	2,160	2,160
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,160)	-	-	(2,160)	-	-	(2,160)
Balance at June 30, 2025	13,900	$270,080	1,000	$100	$270,180	397	$7,940	$278,120

Balance at January 1, 2026	13,900	$267,930	1,000	$100	$268,030	505	$10,100	$278,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	108	2,160	2,160
Shares exchanged	19	380	-	-	380	(19)	(380)	-
Net income/(loss)	-	(2,160)	-	-	(2,160)	-	-	(2,160)
Balance at June 30, 2026	13,919	$266,150	1,000	$100	$266,250	594	$11,880	$278,130

Series 306
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	16,900	$330,820	1,000	$100	$330,920	360	$7,200	$338,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	132	2,640	2,640
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,640)	-	-	(2,640)	-	-	(2,640)
Balance at June 30, 2025	16,900	$328,180	1,000	$100	$328,280	492	$9,840	$338,120

Balance at January 1, 2026	16,900	$325,550	1,000	$100	$325,650	624	$12,480	$338,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	132	2,640	2,640
Shares exchanged	24	480	-	-	480	(24)	(480)	-
Net income/(loss)	-	(2,640)	-	-	(2,640)	-	-	(2,640)
Balance at June 30, 2026	16,924	$323,390	1,000	$100	$323,490	732	$14,640	$338,130

F-20

Series 307
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	27,850	$545,447	1,000	$100	$545,547	569	$11,573	$557,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	216	4,492	4,492
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,492)	-	-	(4,492)	-	-	(4,492)
Balance at June 30, 2025	27,850	$540,955	1,000	$100	$541,055	785	$16,065	$557,120

Balance at January 1, 2026	27,875	$33,641	1,000	$(33,700)	$(59)	951	$19,519	$19,460
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	951	19,519	-	-	19,519	(951)	(19,519)	-
Redemptions of shares	(28,826)	(53,160)	(1,000)	33,700	(19,460)	-	-	(19,460)
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

Series 308
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	122,400	$2,405,180	1,000	$100	$2,405,280	2,142	$42,840	$2,448,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	936	18,720	18,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(18,720)	-	-	(18,720)	-	-	(18,720)
Balance at June 30, 2025	122,400	$2,386,460	1,000	$100	$2,386,560	3,078	$61,560	$2,448,120

Balance at January 1, 2026	122,400	$2,367,750	1,000	$100	$2,367,850	4,014	$80,280	$2,448,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	948	18,960	18,960
Shares exchanged	1,110	22,200	-	-	22,200	(1,110)	(22,200)	-
Net income/(loss)	-	(18,960)	-	-	(18,960)	-	-	(18,960)
Balance at June 30, 2026	123,510	$2,370,990	1,000	$100	$2,371,090	3,852	$77,040	$2,448,130

F-21

Series 310
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	43,000	$841,980	1,000	$100	$842,080	902	$18,040	$860,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	330	6,600	6,600
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,600)	-	-	(6,600)	-	-	(6,600)
Balance at June 30, 2025	43,000	$835,380	1,000	$100	$835,480	1,232	$24,640	$860,120

Balance at January 1, 2026	43,000	$828,790	1,000	$100	$828,890	1,562	$31,240	$860,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	336	6,720	6,720
Shares exchanged	59	1,180	-	-	1,180	(59)	(1,180)	-
Net income/(loss)	-	(6,720)	-	-	(6,720)	-	-	(6,720)
Balance at June 30, 2026	43,059	$823,250	1,000	$100	$823,350	1,839	$36,780	$860,130

Series 311
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	177,600	$3,509,527	1,000	$100	$3,509,627	2,124	$42,493	$3,552,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,350	27,000	27,000
Shares exchanged	1,708	34,165	-	-	34,165	(1,708)	(34,165)	-
Net income/(loss)	-	(27,000)	-	-	(27,000)	-	-	(27,000)
Balance at June 30, 2025	179,308	$3,516,692	1,000	$100	$3,516,792	1,766	$35,328	$3,552,120

Balance at January 1, 2026	179,645	$3,496,293	1,000	$100	$3,496,393	2,779	$55,737	$3,552,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,368	27,552	27,552
Shares exchanged	473	9,462	-	-	9,462	(473)	(9,462)	-
Net income/(loss)	-	(27,552)	-	-	(27,552)	-	-	(27,552)
Balance at June 30, 2026	180,118	$3,478,203	1,000	$100	$3,478,303	3,674	$73,827	$3,552,130

F-22

Series 312
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	84,696	$1,689,120	1,000	$100	$1,689,220	241	$4,820	$1,694,040
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	2,004	40,080	-	-	40,080	-	-	40,080
Shares issued to noncontrolling interests for management services	-	-	-	-	-	648	12,960	12,960
Shares exchanged	60	1,200	-	-	1,200	(60)	(1,200)	-
Net income/(loss)	-	(12,960)	-	-	(12,960)	-	-	(12,960)
Balance at June 30, 2025	86,760	$1,717,440	1,000	$100	$1,717,540	829	$16,580	$1,734,120

Balance at January 1, 2026	86,922	$1,707,730	1,000	$100	$1,707,830	1,315	$26,300	$1,734,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	660	13,200	13,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,200)	-	-	(13,200)	-	-	(13,200)
Balance at June 30, 2026	86,922	$1,694,530	1,000	$100	$1,694,630	1,975	$39,500	$1,734,130

Series 313
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	26,550	$520,620	1,000	$100	$520,720	520	$10,400	$531,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	204	4,113	4,113
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,113)	-	-	(4,113)	-	-	(4,113)
Balance at June 30, 2025	26,550	$516,507	1,000	$100	$516,607	724	$14,513	$531,120

Balance at January 1, 2026	26,550	$512,206	1,000	$100	$512,306	928	$18,824	$531,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	204	4,507	4,507
Shares exchanged	34	680	-	-	680	(34)	(680)	-
Net income/(loss)	-	(4,507)	-	-	(4,507)	-	-	(4,507)
Balance at June 30, 2026	26,584	$508,378	1,000	$100	$508,478	1,098	$22,652	$531,130

F-23

Series 314
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	97,350	$1,903,890	1,000	$100	$1,903,990	2,155	$43,130	$1,947,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	744	14,887	14,887
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(14,887)	-	-	(14,887)	-	-	(14,887)
Balance at June 30, 2025	97,350	$1,889,003	1,000	$100	$1,889,103	2,899	$58,017	$1,947,120

Balance at January 1, 2026	97,375	$1,874,633	1,000	$100	$1,874,733	3,618	$72,397	$1,947,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	756	15,611	15,611
Shares exchanged	1,045	20,900	-	-	20,900	(1,045)	(20,900)	-
Net income/(loss)	-	(15,611)	-	-	(15,611)	-	-	(15,611)
Balance at June 30, 2026	98,420	$1,879,922	1,000	$100	$1,880,022	3,329	$67,108	$1,947,130

Series 317
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	55,500	$1,086,360	1,000	$100	$1,086,460	1,183	$23,660	$1,110,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	426	8,520	8,520
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,520)	-	-	(8,520)	-	-	(8,520)
Balance at June 30, 2025	55,500	$1,077,840	1,000	$100	$1,077,940	1,609	$32,180	$1,110,120

Balance at January 1, 2026	55,500	$1,069,330	1,000	$100	$1,069,430	2,035	$40,700	$1,110,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	432	8,640	8,640
Shares exchanged	87	1,740	-	-	1,740	(87)	(1,740)	-
Net income/(loss)	-	(8,640)	-	-	(8,640)	-	-	(8,640)
Balance at June 30, 2026	55,587	$1,062,430	1,000	$100	$1,062,530	2,380	$47,600	$1,110,130

F-24

Series 321
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	20,800	$406,899	1,000	$100	$406,999	445	$9,121	$416,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	162	3,984	3,984
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,984)	-	-	(3,984)	-	-	(3,984)
Balance at June 30, 2025	20,800	$402,916	1,000	$100	$403,016	607	$13,104	$416,120

Balance at January 1, 2026	20,800	$398,966	1,000	$100	$399,066	769	$17,064	$416,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	162	3,934	3,934
Shares exchanged	30	600	-	-	600	(30)	(600)	-
Net income/(loss)	-	(3,934)	-	-	(3,934)	-	-	(3,934)
Balance at June 30, 2026	20,830	$395,632	1,000	$100	$395,732	901	$20,398	$416,130

Series 324
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	122,100	$2,389,360	1,000	$100	$2,389,460	2,633	$52,660	$2,442,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	936	18,720	18,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(18,720)	-	-	(18,720)	-	-	(18,720)
Balance at June 30, 2025	122,100	$2,370,640	1,000	$100	$2,370,740	3,569	$71,380	$2,442,120

Balance at January 1, 2026	122,100	$2,351,930	1,000	$100	$2,352,030	4,505	$90,100	$2,442,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	948	18,960	18,960
Shares exchanged	1,310	26,200	-	-	26,200	(1,310)	(26,200)	-
Net income/(loss)	-	(18,960)	-	-	(18,960)	-	-	(18,960)
Balance at June 30, 2026	123,410	$2,359,170	1,000	$100	$2,359,270	4,143	$82,860	$2,442,130

F-25

Series 328
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	56,900	$1,114,680	1,000	$100	$1,114,780	1,167	$23,340	$1,138,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	438	8,953	8,953
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,953)	-	-	(8,953)	-	-	(8,953)
Balance at June 30, 2025	56,900	$1,105,727	1,000	$100	$1,105,827	1,605	$32,293	$1,138,120

Balance at January 1, 2026	56,900	$1,096,837	1,000	$100	$1,096,937	2,043	$41,193	$1,138,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	444	10,165	10,165
Shares exchanged	580	11,600	-	-	11,600	(580)	(11,600)	-
Net income/(loss)	-	(10,165)	-	-	(10,165)	-	-	(10,165)
Balance at June 30, 2026	57,480	$1,098,272	1,000	$100	$1,098,372	1,907	$39,758	$1,138,130

Series 331
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	210,900	$4,153,952	1,000	$100	$4,154,052	3,186	$64,068	$4,218,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,608	32,723	32,723
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(32,723)	-	-	(32,723)	-	-	(32,723)
Balance at June 30, 2025	210,900	$4,121,229	1,000	$100	$4,121,329	4,794	$96,791	$4,218,120

Balance at January 1, 2026	210,900	$4,088,709	1,000	$100	$4,088,809	6,402	$129,321	$4,218,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,632	32,820	32,820
Shares exchanged	1,712	34,240	-	-	34,240	(1,712)	(34,240)	-
Net income/(loss)	-	(32,820)	-	-	(32,820)	-	-	(32,820)
Balance at June 30, 2026	212,612	$4,090,129	1,000	$100	$4,090,229	6,322	$127,901	$4,218,130

F-26

Series 333
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	27,900	$549,220	1,000	$100	$549,320	440	$8,800	$558,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,200	4,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,200)	-	-	(4,200)	-	-	(4,200)
Balance at June 30, 2025	27,900	$545,020	1,000	$100	$545,120	650	$13,000	$558,120

Balance at January 1, 2026	27,900	$540,830	1,000	$100	$540,930	860	$17,200	$558,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	216	4,320	4,320
Shares exchanged	27	540	-	-	540	(27)	(540)	-
Net income/(loss)	-	(4,320)	-	-	(4,320)	-	-	(4,320)
Balance at June 30, 2026	27,927	$537,050	1,000	$100	$537,150	1,049	$20,980	$558,130

Series 335
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	23,850	$467,879	1,000	$100	$467,979	455	$9,141	$477,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	180	3,667	3,667
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,667)	-	-	(3,667)	-	-	(3,667)
Balance at June 30, 2025	23,850	$464,212	1,000	$100	$464,312	635	$12,808	$477,120

Balance at January 1, 2026	23,875	$461,097	1,000	$100	$461,197	790	$15,933	$477,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	186	3,720	3,720
Shares exchanged	26	520	-	-	520	(26)	(520)	-
Net income/(loss)	-	(3,720)	-	-	(3,720)	-	-	(3,720)
Balance at June 30, 2026	23,901	$457,897	1,000	$100	$457,997	950	$19,133	$477,130

F-27

Series 341
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	222,000	$4,412,815	1,000	$100	$4,412,915	1,130	$27,195	$4,440,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,674	42,503	42,503
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(42,503)	-	-	(42,503)	-	-	(42,503)
Balance at June 30, 2025	222,000	$4,370,312	1,000	$100	$4,370,412	2,804	$69,698	$4,440,110

Balance at January 1, 2026	222,700	$4,343,568	1,000	$100	$4,343,668	3,778	$96,452	$4,440,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,698	44,063	44,063
Shares exchanged	696	17,734	-	-	17,734	(696)	(17,734)	-
Net income/(loss)	-	(44,063)	-	-	(44,063)	-	-	(44,063)
Balance at June 30, 2026	223,396	$4,317,238	1,000	$100	$4,317,338	4,780	$122,782	$4,440,120

Series 342
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	43,000	$848,460	1,000	$100	$848,560	578	$11,560	$860,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	324	6,480	6,480
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,480)	-	-	(6,480)	-	-	(6,480)
Balance at June 30, 2025	43,000	$841,980	1,000	$100	$842,080	902	$18,040	$860,120

Balance at January 1, 2026	43,000	$835,510	1,000	$100	$835,610	1,226	$24,520	$860,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	330	6,600	6,600
Shares exchanged	35	700	-	-	700	(35)	(700)	-
Net income/(loss)	-	(6,600)	-	-	(6,600)	-	-	(6,600)
Balance at June 30, 2026	43,035	$829,610	1,000	$100	$829,710	1,521	$30,420	$860,130

F-28

Series 347
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	15,850	$311,080	1,000	$100	$311,180	297	$5,940	$317,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	120	2,400	2,400
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,400)	-	-	(2,400)	-	-	(2,400)
Balance at June 30, 2025	15,850	$308,680	1,000	$100	$308,780	417	$8,340	$317,120

Balance at January 1, 2026	15,850	$306,156	1,000	$100	$306,256	537	$10,874	$317,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	120	2,519	2,519
Shares exchanged	19	380	-	-	380	(19)	(380)	-
Net income/(loss)	-	(2,519)	-	-	(2,519)	-	-	(2,519)
Balance at June 30, 2026	15,869	$304,017	1,000	$100	$304,117	638	$13,013	$317,130

Series 364
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	53,608	1,072,160	-	-	1,072,160	-	-	1,072,160
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	53,608	$1,072,160	1,000	$100	$1,072,260	-	$-	$1,072,260

Balance at January 1, 2026	60,594	$1,205,310	1,000	$100	$1,205,410	329	$6,580	$1,211,990
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	456	9,120	-	-	9,120	-	-	9,120
Shares issued to noncontrolling interests for management services	-	-	-	-	-	456	9,120	9,120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(9,120)	-	-	(9,120)	-	-	(9,120)
Balance at June 30, 2026	61,050	$1,205,310	1,000	$100	$1,205,410	785	$15,700	$1,221,110

F-29

Series 378
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	52,750	$1,041,820	1,000	$100	$1,041,920	660	$13,200	$1,055,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	402	8,040	8,040
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,040)	-	-	(8,040)	-	-	(8,040)
Balance at June 30, 2025	52,750	$1,033,780	1,000	$100	$1,033,880	1,062	$21,240	$1,055,120

Balance at January 1, 2026	52,750	$1,025,750	1,000	$100	$1,025,850	1,464	$29,280	$1,055,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	408	8,160	8,160
Shares exchanged	39	780	-	-	780	(39)	(780)	-
Net income/(loss)	-	(8,160)	-	-	(8,160)	-	-	(8,160)
Balance at June 30, 2026	52,789	$1,018,370	1,000	$100	$1,018,470	1,833	$36,660	$1,055,130

Series 379
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	29,950	$593,450	1,000	$100	$593,550	278	$5,560	$599,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	228	4,560	4,560
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,560)	-	-	(4,560)	-	-	(4,560)
Balance at June 30, 2025	29,950	$588,890	1,000	$100	$588,990	506	$10,120	$599,110

Balance at January 1, 2026	29,950	$584,340	1,000	$100	$584,440	734	$14,680	$599,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	228	4,560	4,560
Shares exchanged	14	280	-	-	280	(14)	(280)	-
Net income/(loss)	-	(4,560)	-	-	(4,560)	-	-	(4,560)
Balance at June 30, 2026	29,964	$580,060	1,000	$100	$580,160	948	$18,960	$599,120

F-30

Series 382
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	88,050	$1,728,800	1,000	$100	$1,728,900	1,610	$32,220	$1,761,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	672	13,440	13,440
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,440)	-	-	(13,440)	-	-	(13,440)
Balance at June 30, 2025	88,050	$1,715,360	1,000	$100	$1,715,460	2,282	$45,660	$1,761,120

Balance at January 1, 2026	88,050	$1,701,930	1,000	$100	$1,702,030	2,954	$59,100	$1,761,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	684	13,680	13,680
Shares exchanged	824	16,480	-	-	16,480	(824)	(16,480)	-
Net income/(loss)	-	(13,680)	-	-	(13,680)	-	-	(13,680)
Balance at June 30, 2026	88,874	$1,704,730	1,000	$100	$1,704,830	2,814	$56,300	$1,761,130

Series 394
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	29,950	$590,910	1,000	$100	$591,010	405	$8,100	$599,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	228	4,560	4,560
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,560)	-	-	(4,560)	-	-	(4,560)
Balance at June 30, 2025	29,950	$586,350	1,000	$100	$586,450	633	$12,660	$599,110

Balance at January 1, 2026	29,950	$581,800	1,000	$100	$581,900	861	$17,220	$599,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	234	4,680	4,680
Shares exchanged	23	460	-	-	460	(23)	(460)	-
Net income/(loss)	-	(4,680)	-	-	(4,680)	-	-	(4,680)
Balance at June 30, 2026	29,973	$577,580	1,000	$100	$577,680	1,072	$21,440	$599,120

F-31

Series 397
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	199,800	$3,934,180	1,000	$100	$3,934,280	3,092	$61,840	$3,996,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,524	30,480	30,480
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(30,480)	-	-	(30,480)	-	-	(30,480)
Balance at June 30, 2025	199,800	$3,903,700	1,000	$100	$3,903,800	4,616	$92,320	$3,996,120

Balance at January 1, 2026	199,800	$3,873,230	1,000	$100	$3,873,330	6,140	$122,800	$3,996,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,542	30,840	30,840
Shares exchanged	1,652	33,040	-	-	33,040	(1,652)	(33,040)	-
Net income/(loss)	-	(30,840)	-	-	(30,840)	-	-	(30,840)
Balance at June 30, 2026	201,452	$3,875,430	1,000	$100	$3,875,530	6,030	$120,600	$3,996,130

Series 399
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	44,900	$887,290	1,000	$100	$887,390	536	$10,720	$898,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	342	6,840	6,840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,840)	-	-	(6,840)	-	-	(6,840)
Balance at June 30, 2025	44,900	$880,450	1,000	$100	$880,550	878	$17,560	$898,110

Balance at January 1, 2026	45,778	$891,180	1,000	$100	$891,280	342	$6,840	$898,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	348	6,960	6,960
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,960)	-	-	(6,960)	-	-	(6,960)
Balance at June 30, 2026	45,778	$884,220	1,000	$100	$884,320	690	$13,800	$898,120

F-32

Series 402
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	77,700	$1,534,219	1,000	$100	$1,534,319	951	$19,791	$1,554,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	588	12,463	12,463
Shares exchanged	951	19,791	-	-	19,791	(951)	(19,791)	-
Net income/(loss)	-	(12,463)	-	-	(12,463)	-	-	(12,463)
Balance at June 30, 2025	78,651	$1,541,547	1,000	$100	$1,541,647	588	$12,463	$1,554,110

Balance at January 1, 2026	79,239	$1,540,452	1,000	$100	$1,540,552	588	$13,568	$1,554,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	600	13,761	13,761
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,761)	-	-	(13,761)	-	-	(13,761)
Balance at June 30, 2026	79,239	$1,526,691	1,000	$100	$1,526,791	1,188	$27,329	$1,554,120

Series 406
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	68,650	$1,367,630	1,000	$100	$1,367,730	269	$5,380	$1,373,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	516	10,320	10,320
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(10,320)	-	-	(10,320)	-	-	(10,320)
Balance at June 30, 2025	68,650	$1,357,310	1,000	$100	$1,357,410	785	$15,700	$1,373,110

Balance at January 1, 2026	68,650	$1,347,000	1,000	$100	$1,347,100	1,301	$26,020	$1,373,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	522	10,440	10,440
Shares exchanged	3	60	-	-	60	(3)	(60)	-
Net income/(loss)	-	(10,440)	-	-	(10,440)	-	-	(10,440)
Balance at June 30, 2026	68,653	$1,336,620	1,000	$100	$1,336,720	1,820	$36,400	$1,373,120

F-33

Series 408
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	180,400	$3,564,770	1,000	$100	$3,564,870	2,162	$43,240	$3,608,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,368	27,360	27,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(27,360)	-	-	(27,360)	-	-	(27,360)
Balance at June 30, 2025	180,400	$3,537,410	1,000	$100	$3,537,510	3,530	$70,600	$3,608,110

Balance at January 1, 2026	180,400	$3,510,060	1,000	$100	$3,510,160	4,898	$97,960	$3,608,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,392	27,840	27,840
Shares exchanged	1,254	25,080	-	-	25,080	(1,254)	(25,080)	-
Net income/(loss)	-	(27,840)	-	-	(27,840)	-	-	(27,840)
Balance at June 30, 2026	181,654	$3,507,300	1,000	$100	$3,507,400	5,036	$100,720	$3,608,120

Series 409
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	32,150	$634,630	1,000	$100	$634,730	419	$8,380	$643,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	246	4,920	4,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,920)	-	-	(4,920)	-	-	(4,920)
Balance at June 30, 2025	32,150	$629,710	1,000	$100	$629,810	665	$13,300	$643,110

Balance at January 1, 2026	32,150	$624,800	1,000	$100	$624,900	911	$18,220	$643,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	246	4,920	4,920
Shares exchanged	24	480	-	-	480	(24)	(480)	-
Net income/(loss)	-	(4,920)	-	-	(4,920)	-	-	(4,920)
Balance at June 30, 2026	32,174	$620,360	1,000	$100	$620,460	1,133	$22,660	$643,120

F-34

Series 410
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	159,450	$3,159,150	1,000	$100	$3,159,250	1,493	$29,860	$3,189,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,206	24,120	24,120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(24,120)	-	-	(24,120)	-	-	(24,120)
Balance at June 30, 2025	159,450	$3,135,030	1,000	$100	$3,135,130	2,699	$53,980	$3,189,110

Balance at January 1, 2026	160,124	$3,124,400	1,000	$100	$3,124,500	3,231	$64,620	$3,189,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,224	24,480	24,480
Shares exchanged	682	13,640	-	-	13,640	(682)	(13,640)	-
Net income/(loss)	-	(24,480)	-	-	(24,480)	-	-	(24,480)
Balance at June 30, 2026	160,806	$3,113,560	1,000	$100	$3,113,660	3,773	$75,460	$3,189,120

Series 461
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	104,425	2,088,500	-	-	2,088,500	-	-	2,088,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	532	10,640	10,640
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(10,640)	-	-	(10,640)	-	-	(10,640)
Balance at June 30, 2025	104,425	$2,077,860	1,000	$100	$2,077,960	532	$10,640	$2,088,600

Balance at January 1, 2026	105,274	$2,079,010	1,000	$100	$2,079,110	1,324	$26,480	$2,105,590
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	176	3,520	-	-	3,520	-	-	3,520
Shares issued to noncontrolling interests for management services	-	-	-	-	-	798	15,960	15,960
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(15,960)	-	-	(15,960)	-	-	(15,960)
Balance at June 30, 2026	105,450	$2,066,570	1,000	$100	$2,066,670	2,122	$42,440	$2,109,110

F-35

Series 495
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2026	21,422	$428,450	1,000	$100	$428,550	-	$-	$428,550
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	1,078	21,560	-	-	21,560	-	-	21,560
Shares issued to noncontrolling interests for management services	-	-	-	-	-	168	3,360	3,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,360)	-	-	(3,360)	-	-	(3,360)
Balance at June 30, 2026	22,500	$446,650	1,000	$100	$446,750	168	$3,360	$450,110

Series 499
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	29,947	$597,230	1,000	$100	$597,330	86	$1,720	$599,050
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	603	12,060	-	-	12,060	-	-	12,060
Shares issued to noncontrolling interests for management services	-	-	-	-	-	228	4,560	4,560
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,560)	-	-	(4,560)	-	-	(4,560)
Balance at June 30, 2026	30,550	$604,730	1,000	$100	$604,830	314	$6,280	$611,110

F-36

Series 504
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	30,065	$599,350	1,000	$100	$599,450	98	$1,960	$601,410
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	1,135	22,700	-	-	22,700	-	-	22,700
Shares issued to noncontrolling interests for management services	-	-	-	-	-	234	4,802	4,802
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,802)	-	-	(4,802)	-	-	(4,802)
Balance at June 30, 2026	31,200	$617,248	1,000	$100	$617,348	332	$6,762	$624,110

Series 505
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	7,412	$148,250	1,000	$100	$148,350	-	$-	$148,350
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	426	8,520	-	-	8,520	-	-	8,520
Shares issued to noncontrolling interests for management services	-	-	-	-	-	55	1,100	1,100
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,100)	-	-	(1,100)	-	-	(1,100)
Balance at June 30, 2026	7,838	$155,670	1,000	$100	$155,770	55	$1,100	$156,870

F-37

Series 509
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	47,986	959,720	-	-	959,720	-	-	959,720
Shares issued to noncontrolling interests for management services	-	-	-	-	-	97	1,940	1,940
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,940)	-	-	(1,940)	-	-	(1,940)
Balance at June 30, 2026	47,986	$957,780	1,000	$100	$957,880	97	$1,940	$959,820

Series 514
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	35,351	707,020	-	-	707,020	-	-	707,020
Shares issued to noncontrolling interests for management services	-	-	-	-	-	18	360	360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(360)	-	-	(360)	-	-	(360)
Balance at June 30, 2026	35,351	$706,660	1,000	$100	$706,760	18	$360	$707,120

F-38

Series 515
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	34,918	698,360	-	-	698,360	-	-	698,360
Shares issued to noncontrolling interests for management services	-	-	-	-	-	139	2,780	2,780
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,780)	-	-	(2,780)	-	-	(2,780)
Balance at June 30, 2026	34,918	$695,580	1,000	$100	$695,680	139	$2,780	$698,460

Series 528
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

F-39

Consolidated
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	2,480,446	$48,914,037	36,000	$3,600	$48,917,637	34,462	$695,473	$49,613,110
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	160,037	3,200,740	-	-	3,200,740	-	-	3,200,740
Shares issued to noncontrolling interests for management services	-	-	-	-	-	19,414	399,783	399,783
Shares exchanged	3,150	63,776	-	-	63,776	(3,150)	(63,776)	-
Net income/(loss)	-	(399,783)	-	-	(399,783)	-	-	(399,783)
Balance at June 30, 2025	2,643,633	$51,778,770	37,000	$3,700	$51,782,470	50,726	$1,031,480	$52,813,950

Balance at January 1, 2026	2,743,991	$52,868,938	43,000	$(29,500)	$52,839,438	67,211	$1,371,462	$54,210,900
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	122,129	2,442,580	-	-	2,442,580	-	-	2,442,580
Shares issued to noncontrolling interests for management services	-	-	-	-	-	21,135	438,074	438,074
Shares exchanged	12,839	261,094	-	-	261,094	(12,839)	(261,094)	-
Redemptions of shares	(28,826)	(53,160)	(1,000)	33,700	(19,460)	-	-	(19,460)
Net income/(loss)	-	(438,074)	-	-	(438,074)	-	-	(438,074)
Balance at June 30, 2026	2,850,133	$55,081,378	42,000	$4,200	$55,085,578	75,507	$1,548,442	$56,634,020

F-40

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306	Series 307	Series 308	Series 310	Series 311	Series 312
Cash Flows from Operating Activities:
Net income/(loss)	$(5,400)	$(4,320)	$(1,560)	$(5,400)	$(2,160)	$(2,640)	$-	$(18,960)	$(6,720)	$(27,552)	$(13,200)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	5,400	4,320	1,560	5,400	2,160	2,640	-	18,960	6,720	27,552	13,200
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	(19,460)	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	(19,460)	-	-	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	(19,460)	-	-	-	-
Cash and Cash Equivalents, beginning of period	130	130	130	130	130	2,130	19,460	130	130	130	130
Cash and Cash Equivalents, end of period	$130	$130	$130	$130	$130	$2,130	$-	$130	$130	$130	$130

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-41

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 313	Series 314	Series 317	Series 321	Series 324	Series 328	Series 331	Series 333	Series 335	Series 341	Series 342
Cash Flows from Operating Activities:
Net income/(loss)	$(4,507)	$(15,611)	$(8,640)	$(3,934)	$(18,960)	$(10,165)	$(32,820)	$(4,320)	$(3,720)	$(44,063)	$(6,600)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	4,507	15,611	8,640	3,934	18,960	10,165	32,820	4,320	3,720	44,063	6,600
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	130	130	130	130	130	130	130	130	130	120	130
Cash and Cash Equivalents, end of period	$130	$130	$130	$130	$130	$130	$130	$130	$130	$120	$130

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-42

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 347	Series 364	Series 378	Series 379	Series 382	Series 394	Series 397	Series 399	Series 402	Series 406	Series 408
Cash Flows from Operating Activities:
Net income/(loss)	$(2,519)	$(9,120)	$(8,160)	$(4,560)	$(13,680)	$(4,680)	$(30,840)	$(6,960)	$(13,761)	$(10,440)	$(27,840)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	2,519	9,120	8,160	4,560	13,680	4,680	30,840	6,960	13,761	10,440	27,840
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	(9,120)	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	(9,120)	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	8,120	-	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	8,120	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	(1,000)	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	130	1,110	130	120	130	120	130	120	120	120	120
Cash and Cash Equivalents, end of period	$130	$110	$130	$120	$130	$120	$130	$120	$120	$120	$120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$9,120	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-43

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 409	Series 410	Series 461	Series 495	Series 499	Series 504	Series 505	Series 509	Series 514	Series 515	Series 528	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$(4,920)	$(24,480)	$(15,960)	$(3,360)	$(4,560)	$(4,802)	$(1,100)	$(1,940)	$(360)	$(2,780)	$-	$(438,074)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	4,920	24,480	15,960	3,360	4,560	4,802	1,100	1,940	360	2,780	-	438,074
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	(3,520)	(21,560)	(12,060)	(22,700)	(8,520)	39,280	27,980	8,640	-	(1,580)
Net Cash Provided/(Used) in Operating Activities	-	-	(3,520)	(21,560)	(12,060)	(22,700)	(8,520)	39,280	27,980	8,640	-	(1,580)

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	(999,000)	(735,000)	(707,000)	-	(2,441,000)
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	(999,000)	(735,000)	(707,000)	-	(2,441,000)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	3,520	21,560	12,060	22,700	8,520	595,400	580,780	329,260	1,310,780	2,892,700
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-	(19,460)
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	3,520	21,560	12,060	22,700	8,520	595,400	580,780	329,260	1,310,780	2,873,241

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	(364,320)	(126,240)	(369,100)	1,310,780	430,661
Cash and Cash Equivalents, beginning of period	120	120	110	110	110	110	110	388,220	128,140	376,640	-	920,320
Cash and Cash Equivalents, end of period	$120	$120	$110	$110	$110	$110	$110	$23,900	$1,900	$7,540	$1,310,780	$1,350,981

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$3,520	$21,560	$12,060	$22,700	$8,520	$959,720	$707,020	$698,360	$-	$2,442,580
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-	-

F-44

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306	Series 307	Series 308	Series 310	Series 311	Series 312
Cash Flows from Operating Activities:
Net income/(loss)	$(5,400)	$(4,200)	$(1,440)	$(5,280)	$(2,160)	$(2,640)	$(4,492)	$(18,720)	$(6,600)	$(27,000)	$(12,960)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	5,400	4,200	1,440	5,280	2,160	2,640	4,492	18,720	6,600	27,000	12,960
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	(40,080)
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	(40,080)

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	-	-	-	40,080
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	40,080

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	120	120	120	120	120	2,120	120	120	120	120	120
Cash and Cash Equivalents, end of period	$120	$120	$120	$120	$120	$2,120	$120	$120	$120	$120	$120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$(5,400)	$(4,200)	$(1,440)	$(5,280)	$(2,160)	$(2,640)	$(4,492)	$(18,720)	$(6,600)	$(27,000)	$27,120
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-45

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 313	Series 314	Series 317	Series 321	Series 324	Series 328	Series 331	Series 333	Series 335	Series 341	Series 342
Cash Flows from Operating Activities:
Net income/(loss)	$(4,113)	$(14,887)	$(8,520)	$(3,984)	$(18,720)	$(8,953)	$(32,723)	$(4,200)	$(3,667)	$(42,503)	$(6,480)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	4,113	14,887	8,520	3,984	18,720	8,953	32,723	4,200	3,667	42,503	6,480
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	120	120	120	120	120	120	120	120	120	110	120
Cash and Cash Equivalents, end of period	$120	$120	$120	$120	$120	$120	$120	$120	$120	$110	$120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$(4,113)	$(14,887)	$(8,520)	$(3,984)	$(18,720)	$(8,953)	$(32,723)	$(4,200)	$(3,667)	$(42,503)	$(6,480)
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-46

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 347	Series 364	Series 378	Series 379	Series 382	Series 394	Series 397	Series 399	Series 402	Series 406	Series 408
Cash Flows from Operating Activities:
Net income/(loss)	$(2,400)	$-	$(8,040)	$(4,560)	$(13,440)	$(4,560)	$(30,480)	$(6,840)	$(12,463)	$(10,320)	$(27,360)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	2,400	-	8,040	4,560	13,440	4,560	30,480	6,840	12,463	10,320	27,360
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	121,000	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	121,000	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	(1,193,160)	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	(1,193,160)	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	1,080,860	-	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	1,080,860	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	8,700	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	120	100	120	110	120	110	120	110	110	110	110
Cash and Cash Equivalents, end of period	$120	$8,800	$120	$110	$120	$110	$120	$110	$110	$110	$110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$(2,400)	$1,072,160	$(8,040)	$(4,560)	$(13,440)	$(4,560)	$(30,480)	$(6,840)	$(12,463)	$(10,320)	$(27,360)
Net payable to affiliate incurred for purchase of artwork	-	27,840	-	-	-	-	-	-	-	-	-

F-47

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 409	Series 410	Series 461	Series 495	Series 499	Series 504	Series 505	Series 509	Series 514	Series 515	Series 528	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$(4,920)	$(24,120)	$(10,640)	$-	$-	$-	$-	$-	$-	$-	$-	$(399,783)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	4,920	24,120	10,640	-	-	-	-	-	-	-	-	399,783
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	20,500	-	-	-	-	-	-	-	-	101,420
Net Cash Provided/(Used) in Operating Activities	-	-	20,500	-	-	-	-	-	-	-	-	101,420

Cash Flows from Investing Activities:
Purchase of artwork	-	-	(2,109,000)	-	-	-	-	-	-	-	-	(3,302,160)
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	(2,109,000)	-	-	-	-	-	-	-	-	(3,302,160)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	256,580	55,120	-	-	-	-	-	-	-	1,432,640
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	256,580	55,120	-	-	-	-	-	-	-	1,432,640

Net Change in Cash and Cash Equivalents	-	-	(1,831,920)	55,120	-	-	-	-	-	-	-	(1,768,100)
Cash and Cash Equivalents, beginning of period	110	110	1,832,520	-	-	-	-	-	-	-	-	1,838,610
Cash and Cash Equivalents, end of period	$110	$110	$600	$55,120	$-	$-	$-	$-	$-	$-	$-	$70,510

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$(4,920)	$(24,120)	$2,077,860	$-	$-	$-	$-	$-	$-	$-	$-	$2,800,957
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-	27,840

F-48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2026 and 2025

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks Vault 2, LLC (the “Company”) was formed on May 24, 2023 as a Delaware series limited liability company to facilitate investment in individual works of art (each, an “Artwork”) that will be owned by individual series of the Company. We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended. Each series issues Class A ordinary shares (“Class A shares”) representing ordinary membership interests in such series upon each closing of the series offering. Immediately following the consummation of the series offering, investors participating in such series offering will own 100% of the outstanding Class A shares issued by such series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

All the proceeds from a series offering will be used to pay, directly or indirectly, for the acquisition of a single Artwork, and to pay an expense allocation to Masterworks Gallery, LLC (“Gallery”), a subsidiary of Masterworks, LLC (“Masterworks”), equal to 11% of the purchase price of the Artwork (or approximately 10% of the size of each series offering). The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Principles of Consolidation – The consolidated financial statements of each individual series include the accounts of the individual series and a segregated portfolio of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company (a “SPC”). Each individual series holds title to the specific Artwork that it acquires in a SPC. When a SPC acquires title to an Artwork, the segregated portfolio will issue the applicable series the same number of SPC ordinary shares (“SPC Ordinary shares”) in the segregated portfolio as the number of Class A shares offered to investors in the series offering, and such SPC Ordinary shares shall initially represent 100% of the outstanding equity interests in such segregated portfolio. In the event any additional Class A shares are issued following the closing of a series offering, upon a conversion of Class B ordinary shares or exchange of SPC Preferred shares (as defined in this Note), additional SPC Ordinary shares will be issued to the applicable series, such that at all relevant times the number of outstanding SPC Ordinary shares held by a series shall equal the number of outstanding Class A shares for such series. The accounts of any such series and its corresponding segregated portfolio of the SPC represent the consolidated financial statements of such series, due to the fact that any such series treats the corresponding segregated portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Subtopic 810-10 Consolidation: Overall (“ASC 810”) . All significant intercompany transactions and balances have been eliminated in consolidation.

The Company reports consolidated financial statements of all its series given that they are under common control. In accordance with ASC 810, reporting entities eliminate intercompany transactions in consolidated financial statements and noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest.

Members’ Liability – The Company is organized as a Delaware series limited liability company, and the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. Similarly, as a Cayman Islands segregated portfolio company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing of a particular segregated portfolio of SPC are segregated and enforceable only against the assets of such segregated portfolio under Cayman Islands law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company that has a direct financial obligation to such creditor. As such, the liability of a member of a series of the Company for the financial obligations of the series of the Company is limited to the member’s contribution of capital to such series.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Cash – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account.

Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase, including investments in money market funds, to be cash equivalents. These investments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

F-49

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork – The Artwork of each series is recorded at cost, which is the purchase price paid for the Artwork plus the Expense Allocation (as defined below), and any other expenditure deemed necessary to bring the Artwork to the intended use (e.g. shipping costs and import taxes). Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets (“ASC-360”). Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for the period presented.

Expense Allocation – Each series of the Company agreed to pay Gallery an expense allocation payment equal to 11% of the purchase price of the Artwork, which is intended to be a fixed non-recurring expense allocation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No other expenses associated with the organization of the Company, any series offering, or the purchase and securitization of the Artwork will be paid, directly or indirectly, by the Company, any series or investors in any series offering.

Concentration of Credit Risk – Financial instruments that potentially subject each series of the Company to a concentration of credit risk consist of cash and cash equivalents. Substantially all the cash of each series of the Company is held by two financial institutions that management believes are of high credit quality in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

F-50

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per share – The Company applies the two-class method. The Class B shares of a series are a participating security: they carry no right to the capital contributed to that series and entitle the holder to a share of the appreciation in the Artwork of that series, which is settled by a distribution on the sale of the Artwork. Net income (loss) of a series is allocated between the Class A ordinary shares and the Class B shares according to their respective participation rights, and basic earnings (loss) per share of each class is that allocation divided by the weighted-average number of shares of that class outstanding during the period. No income is allocated to the Class B shares of a series that has not sold the Artwork of the series, because the Class B entitlement arises only on a sale.

Diluted earnings (loss) per Class A ordinary share additionally reflects the Class A ordinary shares issuable on exchange of the SPC Preferred shares held by Masterworks in the segregated portfolio of the applicable series. Where a series sells the Artwork of the series, those SPC Preferred shares are exchanged for Class A ordinary shares on or about the date of sale; from the date of exchange the resulting shares are outstanding and are included in the basic weighted-average share count rather than treated as potentially dilutive.

The Class B shares carry a conversion feature. No Class B shares have converted in any period presented and the Class B economic entitlement is satisfied by distribution rather than conversion, so the conversion feature is not treated as a separate dilutive instrument.

Where a series reports a net loss for the period, diluted earnings (loss) per share equals basic earnings (loss) per share, because including potentially dilutive shares would be anti-dilutive. At June 30, 2026, the Class A ordinary shares issuable on exchange of SPC Preferred shares and excluded on that basis were 76,458.

Income Taxes – The Company is a Delaware series limited liability company, and the Company is treated as a partnership for U.S. tax purposes. Each series is disregarded for income tax purposes. As such, the Company and each of its series are pass-throughs for income tax purposes and generally not subject to federal or state income taxes. Instead, each series’ taxable income or loss, which may differ significantly from the income or loss reported in the financial statements, is allocated to its members and each member is responsible for reporting their share of the series’ taxable income or loss on their federal and state tax returns. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and all major taxing jurisdictions, the Administrator has determined that the Company and each series qualify as pass-through entities with no uncertain tax positions requiring recognition in the financial statements. If any series incurs an income tax liability in the future, interest on the liability will be recorded as interest expense and penalties will be recorded as income tax expense for that series. The Administrator does not anticipate material changes to its assessment of uncertain tax positions in the next twelve months. However, this conclusion may be subject to review and adjustment based on changes in tax laws, regulations, interpretations, or other factors, including the timing of deductions, income allocation across jurisdictions, and compliance with U.S., state, and foreign tax laws.

Unsettled Subscriptions and Investor Subscription Deposits – The unsettled subscriptions and investor subscription deposits consist of amounts received from potential investors that are expected to be settled in Class A shares of a series at an undetermined future date upon closing of the relevant offering.

Organizational and Offering Costs – The Administrator will pay all of the Company’s ordinary ongoing operating costs and expenses and manage all management services relating to the Company’s business, each series and the Artwork of each series in exchange for SPC Preferred shares as later defined in this Note.

Organizational and offering costs include all expenses relating to the formation of the Company and its series, the qualification of the series’ offerings, and the marketing and distribution of each series’ Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distribution costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the series’ offerings; and qualification of the sale of Class A shares of a series under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s consolidated financial statements.

F-51

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Members’ Equity – Members’ equity for each series is comprised of different types of membership interests: Class A shares, Class B ordinary shares (“Class B shares”), a Class C ordinary share (“Class C share”), as well as SPC preferred shares (“SPC Preferred shares”) and SPC ordinary shares (“SPC Ordinary shares”) of SPC:

Class A shares - The Class A shares of each series represent in the aggregate 100% of the members’ capital accounts of each such series and an 80% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses.

The authorized number of Class A shares for each series is limited to the primary offering number of shares plus: (i) the number of Class A shares which may be issued upon exchange of the SPC Preferred shares, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares have certain limited voting and approval rights, including for the issuance of additional shares and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares - The Class B shares of each series initially held by Masterworks Foundry, LLC (“Foundry”) are profit interests that represent a 20% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. In addition, prior to a sale of the Artwork, Class B shares of series may be converted into Class A shares of such series with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares for any series have 100% of the voting rights prior to the issuance of Class A shares of such series and no voting rights after the issuance of Class A shares of such series.

Class C share - The Class C share of each series represents a special class of membership interests, which has no economic rights or obligations, other than so-called “kick-out” rights, meaning the holder has the right to remove, replace or reconstitute the Company’s Board of Managers. The Class C shares can only be issued to, transferred to, or held by, a Masterworks affiliate and there can only be one holder of Class C shares of all series of the Company at any point in time.

SPC Preferred shares - The SPC Preferred shares have a $20 per share liquidation preference over SPC Ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC Preferred share. The SPC Preferred shares entitle the holder to receive cash upon any sale of the Artwork held by the issuing segregated portfolio in an amount up to $20 per share before any payment is made in respect of the Class A shares. The SPC Preferred shares are exchangeable into Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. If there is a sale of Artwork resulting in a net loss (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), the Administrator, as the holder of the SPC Preferred shares, would effectively receive up to $20 per SPC Preferred share in preference to any distribution made to Class A shareholders. If the Artwork sale results in a net profit (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), the Administrator would exchange its SPC Preferred shares into Class A shares prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders. The number of SPC Preferred shares shall be limited to the number of SPC Preferred shares which may be issued pursuant to a management service agreement signed with the Administrator (Note 2).

SPC Ordinary shares - The SPC Ordinary shares represent a 100% residual economic ownership interest in the Segregated Portfolio that owns the Artwork, after deduction of amounts payable in respect of the SPC Preferred shares, if any. Each Series’ membership interest represented by SPC Ordinary shares is eliminated upon consolidation between each Series and its corresponding SPC.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork of any series is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

F-52

2. RELATED PARTY TRANSACTIONS

Management services are provided pursuant to a management services agreement among the Company, on behalf of each applicable series, Masterworks Cayman, SPC, on behalf of each applicable segregated portfolio, and the Administrator, which was entered into prior to the initial closing of the initial series offerings, and incorporates a “unitary” fee structure (the “Management Services Agreement”). This means the Administrator will pay all of the ordinary ongoing operating costs and expenses and manage all management services relating to the business, each series and the Artwork of each series in exchange for preferred equity interests in Masterworks Cayman, SPC (the “SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman, SPC outstanding, per annum. The Company recognizes the management services fees expense at the time of issuance of the related SPC Preferred shares as the requisite service period is considered completed. Once earned, the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. The SPC Preferred shares are recorded using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable.

The management services fee covers all ordinary operating costs of the Company and each series; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork of each series. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence for the applicable series, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold, and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of all series of the Company voting as a single class vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement.

Additionally, the Management Services Agreement also provides that the Administrator will pay each series of the Company a de minimis annual royalty for the rights to commercialize the Artwork of each series for the duration of the operations of the Company.

All balances and transactions denoted as to or from “affiliate” on the accompanying consolidated balance sheet, statement of operations, and statement cash flows represent related party transactions.

F-53

3. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than the Artwork beneficially owned by each series, has no employees (other than officers who are fully compensated by Masterworks), and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork of each series is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of SPC Preferred shares that are convertible to Class A shares, hence, representing membership interests in the Company. The value of Artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork of each series estimated by management has no impact on the number of SPC Preferred shares issued or Class A shares issuable upon conversion thereof.

The Company and each series is subject to an exceptionally high level of concentration risk. The Artwork of any series can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

4. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2026 and reflected their effects, if any, in these statements through September 23, 2026, the date the financial statements were available to be issued, and a summary of material events is set forth below.

No offerings of the Company were qualified after the date of the financial statements through September 23, 2026.

The Artwork of one series was sold and that series is in liquidation. Distributions of the net proceeds to holders of Class A ordinary shares of that series, and the amount remaining to be distributed, were as follows as of September 23, 2026:

Series	Date of Sale	Distribution Commenced	Total Distribution to Class A	Distributed to Date	Remaining to be Distributed
Series 307	December 8, 2025	December 8, 2025	$711,320	$692,283	$19,037

The amount remaining to be distributed relates to holders for whom payment instructions are outstanding, and is expected to be distributed as those instructions are received.

On September 1, 2026, Nigel S. Glenday resigned as Chief Executive Officer and Chief Financial Officer of the Company. Scott W. Lynn was appointed Chief Executive Officer and Chief Financial Officer effective the same date, and serves as the Company’s principal executive officer, principal financial officer and principal accounting officer.

F-54

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation of Masterworks Vault 2, LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
2.2	Form of Second Amended and Restated Operating Agreement of Masterworks Vault 2, LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
4.1	Form of Subscription Agreement for Regulation A Offering (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.1	Amended and Restated Memorandum and Articles of Association of Masterworks Cayman, SPC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.3	Form of Amended and Restated Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.4	Form of Amended and Restated Financing, License and Sourcing Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.5	Art Purchase Agreement for Series 301 (incorporated by reference to the copy thereof submitted as Exhibit 6.5 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.6	Art Purchase Agreement for Series 302 (incorporated by reference to the copy thereof submitted as Exhibit 6.6 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.7	Art Purchase Agreement for Series 303 (incorporated by reference to the copy thereof submitted as Exhibit 6.7 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.8	Art Purchase Agreement for Series 304 (incorporated by reference to the copy thereof submitted as Exhibit 6.8 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.9	Art Purchase Agreement for Series 305 (incorporated by reference to the copy thereof submitted as Exhibit 6.9 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.10	Art Purchase Agreement for Series 306 (incorporated by reference to the copy thereof submitted as Exhibit 6.10 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.11	Art Purchase Agreement for Series 308 (incorporated by reference to the copy thereof submitted as Exhibit 6.11 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.12	Art Purchase Agreement for Series 310 (incorporated by reference to the copy thereof submitted as Exhibit 6.12 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.13	Art Purchase Agreement for Series 311 (incorporated by reference to the copy thereof submitted as Exhibit 6.13 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.14	Art Purchase Agreement for Series 312 (incorporated by reference to the copy thereof submitted as Exhibit 6.14 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.15	Art Purchase Agreement for Series 313 (incorporated by reference to the copy thereof submitted as Exhibit 6.15 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.16	Art Purchase Agreement for Series 314 (incorporated by reference to the copy thereof submitted as Exhibit 6.16 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.17	Art Purchase Agreement for Series 317 (incorporated by reference to the copy thereof submitted as Exhibit 6.17 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.18	Art Purchase Agreement for Series 321 (incorporated by reference to the copy thereof submitted as Exhibit 6.18 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.19	Art Purchase Agreement for Series 324 (incorporated by reference to the copy thereof submitted as Exhibit 6.19 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.20	Art Purchase Agreement for Series 307 (incorporated by reference to the copy thereof submitted as Exhibit 6.20 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.21	Art Purchase Agreement for Series 328 (incorporated by reference to the copy thereof submitted as Exhibit 6.21 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.22	Art Purchase Agreement for Series 331 (incorporated by reference to the copy thereof submitted as Exhibit 6.22 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.23	Art Purchase Agreement for Series 333 (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.24	Art Purchase Agreement for Series 335 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.25	Art Purchase Agreement for Series 341 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.26	Art Purchase Agreement for Series 347 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.27	Art Purchase Agreement for Series 379 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.28	Art Purchase Agreement for Series 382 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.29	Art Purchase Agreement for Series 342 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.30	Art Purchase Agreement for Series 378 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.31	Art Purchase Agreement for Series 394 (incorporated by reference to the copy thereof submitted as Exhibit 6.31 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.32	Art Purchase Agreement for Series 397 (incorporated by reference to the copy thereof submitted as Exhibit 6.32 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.34	Art Purchase Agreement for Series 399 (incorporated by reference to the copy thereof submitted as Exhibit 6.34 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.35	Art Purchase Agreement for Series 402 (incorporated by reference to the copy thereof submitted as Exhibit 6.35 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.36	Art Purchase Agreement for Series 406 (incorporated by reference to the copy thereof submitted as Exhibit 6.36 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.37	Art Purchase Agreement for Series 408 (incorporated by reference to the copy thereof submitted as Exhibit 6.37 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.38	Art Purchase Agreement for Series 409 (incorporated by reference to the copy thereof submitted as Exhibit 6.38 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.39	Art Purchase Agreement for Series 410 (incorporated by reference to the copy thereof submitted as Exhibit 6.39 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.40	Art Purchase Agreement for Series 364 (incorporated by reference to the copy thereof submitted as Exhibit 6.40 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.41	Art Purchase Agreement for Series 461 (incorporated by reference to the copy thereof submitted as Exhibit 6.41 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.42	Art Purchase Agreement for Series 495 (incorporated by reference to the copy thereof submitted as Exhibit 6.42 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.43	Art Purchase Agreement for Series 499 (incorporated by reference to the copy thereof submitted as Exhibit 6.43 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.44	Art Purchase Agreement for Series 504 (incorporated by reference to the copy thereof submitted as Exhibit 6.44 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.45	Art Purchase Agreement for Series 505 (incorporated by reference to the copy thereof submitted as Exhibit 6.45 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.46	Art Purchase Agreement for Series 509 (incorporated by reference to the copy thereof submitted as Exhibit 6.46 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.47	Art Purchase Agreement for Series 514 (incorporated by reference to the copy thereof submitted as Exhibit 6.47 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.48	Art Purchase Agreement for Series 515 (incorporated by reference to the copy thereof submitted as Exhibit 6.48 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*
6.49	Art Purchase Agreement for Series 528 (incorporated by reference to the copy thereof submitted as Exhibit 6.49 to the Company’s Post-Qualification Amendment No. 21 to Form 1-A filed on March 11, 2026).*

6

6.22	Art Purchase Agreement for Series 331 (incorporated by reference to the copy thereof submitted as Exhibit 6.22 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.23	Art Purchase Agreement for Series 333 (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.24	Art Purchase Agreement for Series 335 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.25	Art Purchase Agreement for Series 341 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.26	Art Purchase Agreement for Series 347 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.27	Art Purchase Agreement for Series 379 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Form 1-A POS filed on August 22, 2023).*
6.28	Art Purchase Agreement for Series 382 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Form 1-A POS filed on September 5, 2023).*
6.29	Art Purchase Agreement for Series 342 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Form 1-A POS filed on September 15, 2023).*
6.30	Art Purchase Agreement for Series 378 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Form 1-A POS filed on September 15, 2023).*
6.31	Art Purchase Agreement for Series 394 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on October 13, 2023).*
6.32	Art Purchase Agreement for Series 397 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on October 2, 2023).*
6.33	Art Purchase Agreement for Series 401 (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-U filed on October 2, 2023).*
6.34	Art Purchase Agreement for Series 399 (incorporated by reference to the copy thereof submitted as Exhibit 6.34 to the Company’s Form 1-A POS filed on October 13, 2023).*
6.35	Art Purchase Agreement for Series 402 (incorporated by reference to the copy thereof submitted as Exhibit 6.35 to the Company’s Form 1-A POS filed on October 13, 2023).*
6.36	Art Purchase Agreement for Series 406 (incorporated by reference to the copy thereof submitted as Exhibit 6.36 to the Company’s Form 1-A POS filed on October 13, 2023).*
6.37	Art Purchase Agreement for Series 408 (incorporated by reference to the copy thereof submitted as Exhibit 6.37 to the Company’s Form 1-A POS filed on October 13, 2023).*
6.38	Art Purchase Agreement for Series 409 (incorporated by reference to the copy thereof submitted as Exhibit 6.38 to the Company’s Form 1-A POS filed on October 13, 2023).*
6.39	Art Purchase Agreement for Series 410 (incorporated by reference to the copy thereof submitted as Exhibit 6.39 to the Company’s Form 1-A POS filed on October 13, 2023).*
6.40	Art Purchase Agreement for Series 364 (incorporated by reference to the copy thereof submitted as Exhibit 6.40 to the Company’s Form 1-A POS filed on May 23, 2024).*
6.41	Art Purchase Agreement for Series 461 (incorporated by reference to the copy thereof submitted as Exhibit 6.41 to the Company’s Form 1-A POS filed on December 11, 2024).*
6.42	Art Purchase Agreement for Series 495 (incorporated by reference to the copy thereof submitted as Exhibit 6.42 to the Company’s Form 1-A POS file on May 27, 2025).*

* Filed Previously

7

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 2, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott W. Lynn	Chief Executive Officer	September 23, 2026
Scott W. Lynn	(Principal Executive Officer)

/s/ Scott W. Lynn	Chief Financial Officer (Principal Financial Officer	September 23, 2026
Scott W. Lynn	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 23, 2026
Joshua B. Goldstein

8